EXHIBIT 4.11.1

Amendment No. 1 to the

Purchase Agreement

among

Jacada Ltd.

and

Anota Ltd.

This Amendment No. 1 (the “Amendment”) to the Purchase Agreement dated June 28, 2002, by and between Jacada Ltd. and Anota Ltd. (the “Agreement”) is entered into as of July 31, 2002.

WHEREAS,	The parties have entered into the Agreement; and

WHEREAS,	The parties agree to add another category to be part of the Consideration paid under the Agreement.

NOW,	THEREFORE, The parties agree to amend the Agreement as follows:

1.	The first sentence of Section 2.3.1. shall be replaced in its entirety with the following sentence: “As consideration for all Assets purchased by the Purchaser hereunder, the Purchaser shall pay the Seller (or any of its shareholders, as instructed by the Seller) the Closing Purchase Price, the 2003 Earnout, the DC Earnout and the Army Earnout (together, the “Consideration”) (which shall be paid subject to the compliance with the terms of this Agreement and subject to the representations, warranties and undertakings made by the Seller).”

2.	Section 2.3.4. shall be replaced in its entirety with the following section: “The DC Earnout shall equal to forty seven percent (47%) of the revenues related to sales of the Seller’s products to the European division of DaimlerChrysler AG (“DC Europe”), to the Brazilian division of DaimlerChrysler AG (“DC Brazil”) and to the South-African division of DaimlerChrysler AG (“DC South Africa”) during the period beginning on the Closing and ending on December 31, 2003. The DC Earnout will be in cash, delivered in two payments, on (i) March 31, 2004 and (ii) June 30, 2004. Each payment shall relate to all the consideration actually received until its date. For avoidance of doubt, in no event shall the Purchaser be required to make payments relating to consideration received by the Purchaser after June 30, 2004. Notwithstanding anything else herein to the contrary and for purpose of clarity, the parties acknowledge that the DC Earnout will be only applicable to sales to DC Europe, DC Brazil and DC South Africa; any other sales of the Seller’s products to any division of DaimlerChrysler AG except DC Europe, DC Brazil or DC South Africa will be made part of the 2003 Earnout, if applicable. For avoidance of doubt, no sale of the Seller’s products shall be included in both the 2003 Earnout and the DC Earnout.”

3.	Section 2.3.4.1 shall be added to the Agreement: “2.3.4.1. The Army Earnout shall equal to forty seven percent (47%) of the revenues related to sales of the Seller’s products to the U.S. Military Transport Management Command (“U.S. Army”), less any costs and expenses related to such sales, including but not limited to, further development of the Seller’s products for the U.S. Army (which shall be calculated as follows: all actual development costs incurred (including, without limitation, salaries and consulting fees) plus normal overhead, all multiplied by 4) and selling expenses (including commissions), provided such sales are made subject to binding agreements made prior to August 31, 2002. The Army Earnout will be in cash, delivered in two payments, on (i) November 30, 2002; and (ii) February 28, 2003. Each payment shall relate to all the consideration actually received until its date. For avoidance of doubt, in no event shall the Purchaser be required to make payments relating to consideration received by the Purchaser after February 28, 2003, and no sale of the Seller’s products shall be included in more than one category of earnout.”

4.	Section 2.3.6. shall be replaced in its entirety with the following section: “For avoidance of doubt, the 2003 Earnout, the DC Earnout and the Army Earnout shall relate only to sales of software products, and not to maintenance or other services related to such software products.”

5.	Section 2.3.8. shall be replaced in its entirety with the following section: “The Purchaser shall furnish the Seller with (1) quarterly reports concerning all sales of the Seller’s products entitling the Seller to the 2003 Earnout, the DC Earnout or the Army Earnout during the preceding quarter, as applicable, until the date when such payments are due and (2) a detailed report, signed by the Chief Executive Officer of the Purchaser, of all sales of the Seller’s products entitling the Seller to the 2003 Earnout, the DC Earnout or the Army Earnout, as applicable, on the dates when such payments are due.”

6.	All the other provisions of the Agreement shall not be amended and shall remain in full force and effect.

7.	All capitalized terms used but not otherwise defined herein shall have the meaning assigned to such terms in the Agreement.

IN WITNESS WHEREOF, this Amendment No. 1 to the Purchase Agreement has been duly executed on the date hereinabove set forth.

JACADA LTD.

By:	/S/ ROBERT C. ALDWORTH

Name:	Robert C. Aldworth

Title:	Chief Financial Officer

ANOTA LTD

By:	/S/ YIFTACH ATIR

Name:	Yiftach Atir

Title:	Chairman

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